# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vulcan Infrastructure & Power Inc., CIK 0001844971
CUSIP: 39531G308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Date of event which requires filing of this statement: 09/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001464790

## Reporting persons
- BRC Group Holdings, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,339,181; sole dispositive power 0; shared dispositive power 2,339,181; aggregate amount beneficially owned 2,339,181 (7.1% of the class)
  Comment: Based on 32,842,698 shares of Class A common stock, par value $0.0001 per share (the "Common Stock") outstanding as of August 12, 2026, as reported in the Company's Quarterly Report on Form 10-Q, filed on August 14, 2026 and the Company's DEF 14C filing, filed on August 17, 2026.
- B. Riley Securities, Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,339,181; sole dispositive power 0; shared dispositive power 2,339,181; aggregate amount beneficially owned 2,339,181 (7.1% of the class)
  Comment: Based on 32,842,698 shares of Common Stock outstanding as of August 12, 2026, as reported in the Company's Quarterly Report on Form 10-Q, filed on August 14, 2026 and the Company's DEF 14C filing, filed on August 17, 2026.
- Bryant Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,339,181; sole dispositive power 0; shared dispositive power 2,339,181; aggregate amount beneficially owned 2,339,181 (7.1% of the class)
  Comment: Based on 32,842,698 shares of Common Stock outstanding as of August 12, 2026, as reported in the Company's Quarterly Report on Form 10-Q, filed on August 14, 2026 and the Company's DEF 14C filing, filed on August 17, 2026.

## Item 1. Issuer
Name of issuer: Vulcan Infrastructure & Power Inc.
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York 14534

## Item 2. Person Filing
Name of person filing: BRC Group Holdings, Inc., a Delaware corporation ("BRC"), B. Riley Securities, Inc., a Delaware corporation ("BRS"), Bryant Riley is an individual ("Riley"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025
Citizenship: BRC and BRS are organized under the laws of the State of Delaware. Riley is a citizen of the United State of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: (1) As of the date hereof, BRS holds 2,339,181 shares of the Company's Common Stock. (2) As of the date hereof, BRC, majority holder of B. Riley Securities Holdings, Inc. ("BRSH"), which is the parent company of BRS, may be deemed to hold 2,339,181 shares of the Company's Common Stock. (3) As of the date hereof, Riley may be deemed to hold 2,339,181 shares of the Company's Common Stock. Each of BRC, BRS and Riley disclaims beneficial ownership of the outstanding shares of Common Stock reported herein, except to the extent of its/his respective pecuniary interest therein.
Percent of class: The information contained on the cover pages to this filing is incorporated by reference herein.
Sole power to vote or to direct the vote: The information contained on the cover pages to this filing is incorporated by reference herein.
Shared power to vote or to direct the vote: The information contained on the cover pages to this filing is incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information contained on the cover pages to this filing is incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information contained on the cover pages to this filing is incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: BRS is a subsidiary of B. Riley Securities Holdings, Inc. ("BRSH"). BRSH is majority owned by BRC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- BRC Group Holdings, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (09/11/2026)
- B. Riley Securities, Inc.: /s/ Frank Pigott, Frank Pigott/General Counsel & Corporate Secretary (09/11/2026)
- Bryant Riley: /s/ Bryant Riley, Bryant Riley (09/11/2026)